Tema ETF Trust

1919 M Street, N.W., Suite 700
Washington, D.C. 20036

September 30, 2022

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Tema ETF Trust (CIK No. 0001944285, File Nos. 333-267188; 811-23823) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Securities and Exchange Commission (“SEC”) Representative:

On behalf of Tema ETF Trust, a registered investment company (the “Trust” or “Registrant”), pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), as amended, the Trust hereby respectfully requests the withdrawal of Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A - (Accession No. 0001387141-22-009937) (the “Amendment”). The Amendment was filed on September 22, 2022, pursuant to Securities Act Rule 485(a) for the purpose of registering shares of a number of series of the Trust listed in the Appendix to this letter (each a “UnoShares ETF” and, collectively, the “UnoShares ETFs”) for sale to the public. The Trust requests this withdrawal because the above-referenced Amendment was coded “485APOS” instead of “N-1A/A. Subsequently, an amendment with the correct coding was filed - - (Accession No. 0001387141-22-009939).

Note the Trust has determined not to offer shares of any UnoShares ETF to the public at present. No securities were offered or sold pursuant to the Amendment. The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable.

For avoidance of doubt, the following remaining seven series of the Trust included in the Registration Statement are not withdrawn: Tema Luxury Goods ETF, Tema Conquer Cancer Oncology ETF, Tema Emerging Markets Fintech ex-China ETF, Tema Monopoly, Duopoly, Oligopoly ETF, Tema American Industrial Revolution ETF, Tema Private Investments ETF and Tema Superabundance ETF.

It is the Registrant’s understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the SEC, unless the Registrant receives notice from the SEC that this application will not be granted.

Please direct any questions concerning this letter to Bibb Strench at Thompson Hine LLP, counsel to the Trust, at (202) 973-2727.

Very truly,

/s/ Matthew Keeling
Matthew Keeling
Sole Trustee
Tema ETF Trust

Appendix

UnoShares Adani Green Energy Listing	(DANI)
UnoShares Al Rajhi Bank Listing	(RAJI)
UnoShares Asian Paints Listing	(APNT)
UnoShares Avenue Supermarts Listing	(DMRT)
UnoShares Axis Bank Listing	(AXIS)
UnoShares Bajaj Finance Listing	(BJAJ)
UnoShares Bank Jago Listing	(BKGO)
UnoShares Bharti Airtel Listing	(BHAR)
UnoShares FSN E-Commerce Ventures Listing	(NYKA)
UnoShares Goto Gojek Tokopedia Listing	(TOGO)
UnoShares Hindustan Unilver Listing	(HUNL)
UnoShares Hon Hai Precision Listing	(HONH)
UnoShares Hybe Listing	(IDOL)
UnoShares Hyundai Listing	(HUYN)
UnoShares Kakao Listing	(KAKO)
UnoShares Kakaopay Listing	(KAKP)
UnoShares Kotak Mahindra Bank Listing	(KOTK)
UnoShares Krafton Listing	(PUBG)
UnoShares LG Energy Listing	(LGEN)
UnoShares Marico Listing	(MRCO)
UnoShares Mediatek Listing	(MOTK)
UnoShares Naspers Listing	(NSPS)
UnoShares Naver Listing	(NAVR)
UnoShares NCSoft Listing	(MRPG)
UnoShares Nestle India Listing	(NSIN)
UnoShares Pidilite Industries Listing	(PIDI)
UnoShares Reliance Industries Listing	(RELI)
UnoShares Samsung Listing	(SUNG)
UnoShares Saudi Aramco Listing	(AMCO)
UnoShares Saudi Basic Industries Corp.	(SABC)
UnoShares Saudi National Bank Listing	(SNB)
UnoShares SK Hynix Listing	(SKHY)
UnoShares Tata Consultancy Services Listing	(TACS)
UnoShares Titan Co Listing	(TTAN)
UnoShares Zomato Listing	(ZOMA)
UnoShares Alibaba Listing	(ALIB)
UnoShares Baidu Listing	(BAID)
UnoShares BeiGene Listing	(BEIG)
UnoShares Bilibili Listing	(BIBI)
UnoShares Bloomage Biotechnology Listing	(BTOX)
UnoShares BYD Company Listing	(BYDC)

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UnoShares China Northern Rare Earth Listing	(RRTH)
UnoShares China Tourism Group Listing	(CFLY)
UnoShares Chow Tai Fook Listing	(FOOK)
UnoShares Contemporary Amperex Technology Listing	(GIGW)
UnoShares Daqo New Energy Listing	(DAQO)
UnoShares Foxconn Listing	(FXCN)
UnoShares JD.com Listing	(JDEE)
UnoShares KE Holdings Listing	(KEH)
UnoShares Kuaishou Listing	(KUAI)
UnoShares Kweichow Moutai Listing
UnoShares Li Auto Listing	(LIVE)
UnoShares Longi Green Energy Listing	(LGRE)
UnoShares Meituan Listing	(MTUA)
UnoShares Midea Listing	(MIDA)
UnoShares Netease Listing	(NEAS)
UnoShares New Oriental Education Listing	(NOED)
UnoShares NIO Listing	(NIOV)
UnoShares Nongfu Spring Listing	(NONG)
UnoShares Ping An Insurance Listing	(PIAN)
UnoShares Tencent Listing	(TCEN)
UnoShares Trip.com Listing	(CTRP)
UnoShares Weibo Listing	(WEIB)
UnoShares Xiaomi Listing	(XIAO)
UnoShares XPENG Listing

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